Filed Pursuant to 424(b)(3)

Registration No. 333-121121

Supplement to Prospectus Dated March 28, 2005

INTERESTS IN

NORTH PENN BANK

SAVINGS & PROFIT SHARING PLAN AND TRUST

AND

OFFERING OF SHARES OF

NORTH PENN BANCORP, INC. COMMON STOCK

This prospectus supplement relates to the offer and sale to participants in the North Penn Bank Savings & Profit Sharing Plan and Trust (the “401(k) Plan”) of participation interests and shares of common stock of North Penn Bancorp, Inc. (the “Company”) in connection with the Company’s initial public offering.

401(k) Plan participants may now direct the trustee of the 401(k) Plan to use their current account balances to subscribe for and purchase shares of Company common stock through a new investment fund, the North Penn Bancorp, Inc. Stock Fund. Based upon the value of the 401(k) Plan assets as of December 31, 2004, the trustee of the 401(k) Plan may purchase up to 19,874 shares of Company common stock, assuming a purchase price of $10.00 per share. This prospectus supplement relates to the election of 401(k) Plan participants to direct the trustee of the 401(k) Plan to their existing 401(k) Plan accounts in Company common stock, as offered in the Company’s initial public offering.

The prospectus dated March 28, 2005 of North Penn Bancorp, Inc., which accompanies this prospectus supplement, includes detailed information regarding the offering of shares of Company common stock and the financial condition, results of operations and business of the Company. This prospectus supplement provides information regarding the 401(k) Plan. You should read this prospectus supplement together with the prospectus and keep both for future reference.

Please refer to “Risk Factors” beginning on page 16 of the prospectus.

Neither the Securities and Exchange Commission, the Federal Deposit Insurance Corporation, Pennsylvania Department of Banking, nor any other state or federal agency or any state securities commission, has approved or disapproved these securities. Any representation to the contrary is a criminal offense.

These securities are not deposits or accounts and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

This prospectus supplement may be used only in connection with offers and sales by the Company of participation interests or shares of common stock under the 401(k) Plan to participants in the 401(k) Plan during the stock offering. No one may use this prospectus supplement to re-offer or resell interests or shares of common stock acquired through the 401(k) Plan.

You should rely only on the information contained in this prospectus supplement and the prospectus. The Company has not authorized anyone to provide you with information that is different.

This prospectus supplement does not constitute an offer to sell or solicitation of an offer to buy any securities in any jurisdiction to any person to whom it is unlawful to make such an offer or solicitation in that jurisdiction. Neither the delivery of this prospectus supplement and the prospectus nor any sale of common stock shall under any circumstances imply that there has been no change in the affairs of the Company or the 401(k) Plan since the date of this prospectus supplement, or that the information contained in this prospectus supplement or incorporated by reference is correct as of any time after the date of this prospectus supplement.

The date of this Prospectus Supplement is March 28, 2005.

THE OFFERING

Securities Offered

The securities offered in connection with this prospectus supplement are participation interests in the 401(k) Plan. Given the offering price of $10.00 per share, the trustee may acquire up to 19,874 shares of the Company common stock for the North Penn Bancorp, Inc. Stock Fund. The participation interests offered under this prospectus supplement are conditioned on the completion of the Reorganization and Stock Offering of the Company. Certain subscription rights and purchase limitations also govern your investment in the North Penn Bancorp, Inc. Stock Fund in connection with the Reorganization and Stock Offering. See: Persons Who Can Order Stock in the Offering” and “Purchase Limitations” in the prospectus accompanying this prospectus supplement for further discussion of these subscription rights and purchase limitations.

This prospectus supplement contains information regarding the 401(k) Plan. The prospectus contains information regarding the Reorganization and Stock Offering and the financial condition, results of operations and business of the Company. The address of the principal executive office of is 216 Adams Avenue, Scranton, Pennsylvania 18503. The telephone number of North Penn Bank is (570) 344-6113.

Election to Purchase North Penn Bancorp, Inc. Common Stock in the Reorganization and Stock Offering

In connection with the Reorganization and Stock Offering of the Company, you may direct the trustee of the 401(k) Plan to transfer all or part of the funds that represent your current beneficial interest in the assets of the 401(k) Plan to the North Penn Bancorp, Inc. Stock Fund. In connection with this transaction, the 401(k) Plan trustee will subscribe for North Penn Bancorp, Inc. common stock offered for sale at $10 per share in connection with the Reorganization and Stock Offering in accordance with each participant’s direction.

After you submit your order, the funds that you elect to transfer to the Stock Fund will be transferred to the Plan’s money market fund before being used to purchase stock upon the closing of the Reorganization. If there is not enough common stock in the Reorganization and Stock Offering to fill all subscriptions, the common stock will be apportioned and the trustee for the 401(k) Plan may not be able to purchase any or all of the common stock you requested. In such a case, all or a portion of the funds you elected to transfer into the Stock Fund will not be used to purchase common stock, and will remain in the money market fund. After the close of the Reorganization and Stock Offering, you may reinvest the funds held in the money market among the Plan’s other investment funds, including the Stock Fund.

Persons who may Purchase North Penn Bancorp, Inc. Common Stock in the Reorganization and Stock Offering

Plan participants may direct a transfer of funds to the North Penn Bancorp, Inc. Stock Fund. However, your transfer directions are subject to subscription rights and purchase priorities. Your order for shares will be filled based on your purchase priority. North Penn Bancorp, Inc. has granted rights to subscribe in the Subscription Offering to the following persons in the following order of priority: (1) persons with deposits in North Penn Bank with balances aggregating $50 or more as of September 30, 2003; (2) our tax-qualified benefit plans, specifically our employee stock ownership plan; (3) persons with deposit balances aggregate $50 or more in North Penn Bank as of December 31, 2004; and (4) persons with deposits as of March 22, 2005. If you fall into one of the above Subscription Offering categories, you may use funds in your 401(k) Plan account to pay for your purchase of shares of North Penn Bancorp, Inc. common stock. To the extent that shares remain available for purchase after satisfaction of all subscriptions received in the Subscription Offering, we may offer shares in a Community Offering. If we offer shares in a Community Offering, the following persons would not have rights to subscribe in the Subscription Offering but would have the opportunity to purchase shares in the Community Offering in the following order of priority: (1) persons who are residents of Lackawanna and Monroe Counties, Pennsylvania; and (2) members of the general public. If you fall into one of those categories, you may use funds in your 401(k) account to place an order in the Community Offering.

In addition to or instead of using funds allocated to your 401(k) plan accounts, you may purchase shares of common stock using other funds. If you are eligible to place an order in the Subscription Offering, you have received or will soon receive stock offering materials in the mail, including a Stock Order Form. If you choose to place an order for stock in the offering using funds other than those in your 401(k) Plan accounts, you must complete and submit the Stock Order Form to the Stock Information Center by the deadline indicated on that form, April 27, 2005.

The limitations on the total amount of common stock that you may purchase in the offering, as described in the prospectus (see “Limitations on Purchases of Shares”) will be calculated based on the aggregate amount that you subscribed for in the offering consisting of (a) the amount subscribed for with funds in your 401(k) Plan accounts and (b) the amount subscribed for in the offering outside of the 401(k) Plan using a Stock Order Form. Whether you place an order through the 401(k) Plan, outside of the Plan, or both, the determination of how many shares of stock you will receive if the offering is oversubscribed will be made in accordance with a formula based on your purchase priority and the share allocation priorities described in the prospectus. For example, if oversubscription occurs in the first priority category (i.e., persons with $50 or more on deposit at North Penn Bank as of October 31, 2003), only subscribers in this category will receive shares in the offering. If you were eligible to subscribe in the first category, your order placed outside the 401(k) Plan and your 401(k) Plan order would be considered in the allocation calculation. If, as a result of the calculation, you are allocated insufficient shares to fill both your orders, available shares will be allocated between your orders on a pro rata basis.

Value of Participation Interests

As of December 31, 2004, the market value of the assets of the 401(k) Plan equaled approximately $198,740.40. The plan administrator has informed each participant of the value of his or her beneficial interest in the 401(k) Plan. The value of 401(k) Plan assets represents past contributions made to the 401(k) Plan on your behalf, plus or minus earnings or losses on the contributions, less previous withdrawals and loans.

Method of Electing to Purchase Stock in the Offering

Enclosed is a form for you to direct a transfer to the North Penn Bancorp, Inc. Stock Fund (the “Investment Form”). If you wish to transfer all, or part, of your beneficial interest in the assets of the 401(k) Plan to the North Penn Bancorp, Inc. Stock Fund, you should complete the Investment Form. If you do not wish to invest in the Stock Fund through the 401(k) Plan, you do not need to take any action.

Deadline to Deliver Investment Form; Questions

You must submit your Investment Form for the North Penn Bancorp, Inc. Stock Fund by the deadline of 5:00 p.m. on April 19, 2005. You should submit the Investment Form to the Human Resources Department and keep a copy of the form for your records. Please call Bridget Orue at (570) 344-6113 if you have any questions.

Irrevocability of Transfer Direction

Once you submit your Investment Form, you cannot change your directions to transfer amounts credited to your accounts under the 401(k) Plan to the North Penn Bancorp, Inc. Stock Fund. You may change your investments in other investment funds under the 401(k) Plan in accordance with the terms of the plan. Following the closing of the Reorganization and Stock offering and the initial purchase of units in the North Penn Bancorp, Inc. Stock Fund, and subject to the terms and requirements of the 401(k) Plan, you may direct the investment of additional funds into the Stock Fund, which will continue to be an investment option under the 401(k) Plan. The market price of the common stock may be more or less than $10 per share. Special restrictions may apply to participants who are officers or directors of North Penn Bancorp, Inc. and who are subject to Section 16 of the Securities Exchange Act of 1934.

Direction to Purchase the Common Stock After the Conversion

After the conversion is completed, you may direct the trustee of the 401(k) Plan to transfer a certain percentage (in multiples of not less than 1%) of the net value of your interests in the trust fund to the Employer Stock Fund or to the other investment funds available under the 401(k) Plan. Alternatively, you may direct the trustee of the 401(k) Plan to transfer a certain percentage of your interest in the Employer Stock Fund to the trust fund and invested in another investment fund in accordance with the terms of the 401(k) Plan. You may direct the trustee to invest future contributions made to the 401(k) Plan on your behalf in the Employer Stock Fund or any of the other funds available under the 401(k) Plan. Special restrictions may apply to transfers directed by those participants who are officers, directors and principal shareholders of North Penn Bank who are subject to the provisions of Section 16(b) of the Securities Exchange Act of 1934.

Purchase Price of North Penn Bancorp, Inc. Common Stock

The trustee will use the funds transferred to the North Penn Bancorp, Inc. Stock Fund to purchase shares of North Penn Bancorp, Inc. common stock in the Reorganization and Stock Offering. The trustee will pay $10.00 per share for North Penn Bancorp, Inc. common stock, the same price as all other persons who purchase shares of North Penn Bancorp, Inc. common stock in the offering.

Nature of a Participant’s Interest in North Penn Bancorp, Inc. Common Stock

The trustee will hold North Penn Bancorp, Inc. common stock in the name of the 401(k) Plan. The trustee will credit units of the North Penn Bancorp, Inc. Stock Fund shares of common stock acquired at your investment direction to your account under the 401(k) Plan.

Voting and Tender Rights of North Penn Bancorp, Inc. Common Stock

The trustee generally will exercise voting and tender rights attributable to all North Penn Bancorp, Inc. common stock held by the North Penn Bancorp, Inc. Stock Fund, as directed by participants with interests in the North Penn Bancorp, Inc. Stock Fund. With respect to each matter as to which holders of North Penn Bancorp, Inc. common stock have a right to vote, you will have voting instruction rights that reflect your proportionate interest in the North Penn Bancorp, Inc. Stock Fund. The number of shares of North Penn Bancorp, Inc. common stock held in the North Penn Bancorp, Inc. Stock Fund voted for and against each matter will be proportionate to the number of voting instruction rights exercised. If there is a tender offer for North Penn Bancorp, Inc. common stock, the 401(k) Plan allots each participant a number of tender instruction rights reflecting the participant’s proportionate interest in the North Penn Bancorp, Inc. Stock Fund. The percentage of shares of North Penn Bancorp, Inc. common stock held in the North Penn Bancorp, Inc. Stock Fund that will be tendered will be the same as the percentage of the total number of tender instruction rights exercised in favor of the tender offer. The remaining shares of North Penn Bancorp, Inc. common stock held in the North Penn Bancorp, Inc. Stock Fund will not be tendered. The 401(k) Plan provides that participants will exercise their voting instruction rights and tender instruction rights on a confidential basis.

DESCRIPTION OF THE 401(K) PLAN

Introduction

North Penn Bank originally adopted the 401(k) Plan effective September 1, 2001 whereby the Company became a participating employer in the Financial Institutions Thrift Plan, a multiple employer plan intended to qualify under Section 401(a) of the Internal Revenue Code. The 401(k) Plan was subsequently amended and restated, most recently, to be effective March 1, 2005. North Penn Bank intends for the 401(k) Plan to comply, in form and in operation, with all applicable provisions of the Internal Revenue Code and the Employee Retirement Income Security Act of 1974, as amended, or “ERISA.” North Penn Bank may change the 401(k) Plan from time to time in the future to ensure continued compliance with these laws. North Penn Bank may also amend the 401(k) Plan from time to time in the future to add, modify, or eliminate certain features of the plan, as it sees fit. Federal law provides you with various rights and protections as a participant in the 401(k) Plan, which is governed by

ERISA. However, the Pension Benefit Guaranty Corporation does not guarantee your benefits under the 401(k) Plan.

Reference to Full Text of the Plan. The following portions of this prospectus supplement summarize the material provisions of the 401(k) Plan. North Penn Bank qualifies this summary in its entirety by reference to the full text of the 401(k) Plan. You may obtain copies of the full 401(k) Plan document including any amendments to the plan and a summary plan description, by contacting the Human Resources Department. You should carefully read the 401(k) Plan documents to understand your rights and obligations under the plan.

Eligibility and Participation

Eligible employees of North Penn Bank who have attained age 21 and completed 1 month of employment with North Penn Bank may begin to make pre-tax salary deferrals into the 401(k) Plan as of the earlier of the January 1st or July 1st coinciding with or next following the date they have satisfied the eligibility requirements.

As of December 31, 2004, 19 active employees and 6 former employees participated in the 401(k) Plan.

Contributions Under the 401(k) Plan

Employee Pre-Tax Salary Deferrals. Subject to certain IRS limitations, the 401(k) Plan permits each participant to make pre-tax salary deferrals to the 401(k) Plan each payroll period of up to 20% of the participant’s pay. For purposes of the 401(k) Plan, a participant’s “pay” is defined as a participant’s salary reportable on IRS Form W-2, including salary elective deferrals and excluding compensation paid while not a participant in the 401(k) Plan. Participants may change their rate of pre-tax deferrals on the first day of January and July by completing a form and submitting it to the Human Resources Department.

North Penn Bank Matching Contributions. The 401(k) Plan provides that North Penn Bank will make matching contributions on behalf of each participant equal to 50% of a participant’s elective deferrals to the 401(k) Plan up to 6% of a participant’s salary. North Penn Bank makes matching contributions only for those participants who make elective deferrals to the 401(k) Plan. If a participant stops making deferrals to the 401(k) Plan, North Penn Bank will cease its matching contributions on the participant’s behalf.

Rollover Contributions. North Penn Bank allows employees who receive a distribution from a previous employer’s tax-qualified employee benefit plan to deposit that distribution into a Rollover Contribution account under the 401(k) Plan, provided the rollover contribution satisfies IRS requirements.

Limitations on Contributions

Limitation on Employee Salary Deferrals. Although the 401(k) Plan permits you to defer up to a specified percentage of your pay, by law your total deferrals under the 401(k) Plan, together with similar plans, may not exceed $14,000 for 2005. Employees who are age 50 and over may also make additional, “catch-up” contributions to the plan, up to a maximum of $4,000 for 2005. The Internal Revenue Service periodically increases these limitations. A participant who exceeds these limitations must include any excess deferrals in gross income for federal income tax purposes in the year of deferral. In addition, the participant must pay federal income taxes on any excess deferrals when distributed by the 401(k) Plan to the participant, unless the plan distributes the excess deferrals and any related income no later than the first April 15th following the close of the taxable year in which the participant made the excess deferrals. Any income on excess deferrals distributed before such date is treated, for federal income tax purposes, as earned and received by the participant in the taxable year of the distribution.

Limitation on Annual Additions and Benefits. As required by the Internal Revenue Code, the 401(k) Plan provides that the total amount of contributions and forfeitures (annual additions) credited to a participant during any year under all defined contribution plans of North Penn Bank (including the 401(k) Plan and the proposed North Penn Bank Employee Stock Ownership Plan) may not exceed the lesser of 100% of the participant’s annual compensation or $42,000 for 2005.

Limitation on Plan Contributions for Highly Compensated Employees. Special provisions of the Internal Revenue Code limit the amount of pre-tax and matching contributions that may be made to the 401(k) Plan in any year on behalf of highly compensated employees, in relation to the amount of pre-tax and matching contributions made by or on behalf of all other employees eligible to participate in the 401(k) Plan. If pre-tax and matching contributions exceed these limitations, the plan must adjust the contribution levels for highly compensated employees.

In general, a highly compensated employee includes any employee who (1) was a five percent owner of the sponsoring employer at any time during the year or the preceding year, or (2) had compensation for the preceding year in excess of $95,000 and, if the sponsoring employer so elects, was in the top 20% of employees by compensation for such year. The preceding dollar amount applies for 2005, and may be adjusted periodically by the IRS.

Top-Heavy Plan Requirements. If the 401(k) Plan is a Top-Heavy Plan for any calendar year, North Penn Bank may be required to make certain minimum contributions to the 401(k) Plan on behalf of non-key employees. In general, the 401(k) Plan will be treated as a “Top-Heavy Plan” for any calendar year if, as of the last day of the preceding calendar year, the aggregate balance of the accounts of Key Employees exceeds 60% of the aggregate balance of the accounts of all employees under the plan. A Key Employee is generally any employee who, at any time during the calendar year or any of the four preceding years, is:

(1)	an officer of North Penn Bank whose annual compensation exceeds $130,000;

(2)	a 5% owner of the employer, meaning an employee who owns more than 5% of the outstanding stock of North Penn Bank, or who owns stock that possesses more than 5% of the total combined voting power of all stock of North Penn Bank; or

(3)	a 1% owner of the employer, meaning an employee who owns more than 1% of the outstanding stock of North Penn Bank, or who owns stock that possesses more than 1% of the total combined voting power of all stock of North Penn Bank, and whose annual compensation exceeds $150,000.

The foregoing dollar amounts are for 2005.

401(k) Plan Investments

All amounts credited to your accounts under the Plan are held in trust. A trustee appointed by North Penn Bank’s Board of Directors administers the trust.

The Plan currently offers you the following investment choices:

1.	International Stock Fund

2.	Nasdaq 100 Index Fund

3.	Russell 2000 Stock Fund

4.	S&P MidCap Stock Fund

5.	S&P 500/Growth Stock Fund

6.	S&P 500/Value Stock Fund

7.	S&P 500 Stock Fund

8.	Government Bond Fund

9.	Stable Value Fund

10.	Money Market Fund

11.	Income Plus Asset Allocation Fund

12.	Growth & Income Asset Allocation Fund

13.	Growth Asset Allocation Fund

14.	Personal Choice Retirement Account

In connection with the offering, the Plan now provides that in addition to the funds specified above, you may direct the trustee, or its representative, to invest all or a portion of your account (other than funds held in your Personal Choice Retirement Account) in the North Penn Bancorp, Inc. Stock Fund. You may elect to have both past contributions and earnings, as well as future contributions to your account invested among the funds listed above. If you fail to provide an effective investment direction, your contributions will be invested in the Money Market Fund until such time as you provide an effective investment direction. Transfers of past contributions and the earnings thereon do not affect the investment mix of future contributions. You may change your investment directions at any time. This may be done either by filing a form or by telephone or other electronic medium. You may also redirect the investment of your investment accounts such that a percentage of any one or more investment accounts may be transferred to any one or more other investment accounts either by filing a form or by telephone or other electronic medium.

The 401(k) Plan now offers the North Penn Bancorp, Inc. Stock Fund as an additional choice to the investment alternatives described above. The North Penn Bancorp, Inc. Stock Fund invests primarily in the common stock of North Penn Bank. Participants in the 401(k) Plan may direct the trustee to invest all or a portion of their 401(k) Plan account balances in the North Penn Bancorp, Inc. Stock Fund.

The North Penn Bancorp, Inc. Stock Fund consists of investments in the common stock of North Penn Bancorp, Inc. made on the effective date of the Reorganization and Stock Offering. Each participant’s proportionate undivided beneficial interest in the North Penn Bancorp, Inc. Stock Fund is measured by units. The daily unit value is calculated by determining the market value of the common stock held and adding to that any cash held by the trustee. This total will be divided by the number of units outstanding to determine the unit value of the North Penn Bancorp, Inc. Stock Fund.

Upon payment of a cash dividend, the trustee will determine the unit value prior to distributing the dividend. The trustee may use the dividend to purchase shares of North Penn Bancorp, Inc. common stock. The trustee will, to the extent practicable, use amounts held in the North Penn Bancorp, Inc. Stock Fund to purchase shares of the common stock. Pending investment in the common stock, assets held in the North Penn Bancorp, Inc. Stock Fund will be placed in bank deposits and other short-term investments.

As of the date of this prospectus supplement, no shares of North Penn Bancorp, Inc. common stock have been issued or are outstanding, and there is no established market for North Penn Bancorp, Inc. common stock. Accordingly, there is no record of the historical performance of the North Penn Bancorp, Inc. Stock Fund. Performance of the North Penn Bancorp, Inc. Stock Fund depends on a number of factors, including the financial condition and profitability of North Penn Bank and general stock market conditions.

Once you have submitted your Investment Form, you may not change your investment directions until after the completion of the Reorganization and Stock Offering. After the Reorganization and Stock Offering, you may change your investment directions in accordance with the terms of the 401(k) Plan.

Benefits Under the 401(k) Plan

Vesting. All participants are 100% vested in their pre-tax salary deferral and matching contribution account balances in the 401(k) Plan. This means that participants have a non-forfeitable right to these funds and any earnings on the funds at all times. Plan participants become 100% vested in the Company matching contributions after three years of employment.

Withdrawals and Distributions From the 401(k) Plan

Withdrawals Before Termination of Employment. You may receive in-service distributions from the 401(k) Plan under limited circumstances in the form of participant loans.

Participant loans are approved by the 401(k) Plan administrator. If you qualify for a participant loan, the trustee will make a distribution proportionately from the investment funds in which you have invested your account balances. You may obtain information on the participant loan program from the Human Resources Department.

Distribution Upon Retirement or Disability. The standard form of benefit upon retirement or disability is a lump sum payment. However, if the value of a participant’s accounts under the 401(k) Plan exceeds $5,000, the participant may elect to defer the lump sum payment until after retirement. However, the IRS requires that participants receive at least a portion of their plan accounts by the later of April 1st of the calendar year following the calendar year in which they retire (or terminate service due to a disability) or the calendar year in which they reach age 70 1/2. Participants may also choose to roll over all or a portion of their plan accounts to an Individual Retirement Account (IRA), or to another employer’s qualified plan, if the other employer’s plan permits rollover contributions.

Distribution Upon Death. A participant’s designated beneficiary will receive the full value of a participant’s accounts under the 401(k) Plan upon the participant’s death. If the participant did not make a valid election regarding the form of payment prior to death, the beneficiary will receive a lump sum payment as soon as administratively possible. If the participant made a valid payment election, or was otherwise scheduled to receive a deferred lump sum payment, the beneficiary will generally receive a lump sum payment on the date elected by the participant. Under certain circumstances, however, payment may be made on an earlier date.

Distribution Upon Termination for Any Other Reason. If your 401(k) Plan accounts total $5,000 or less, you will receive a lump sum payment as soon as administratively possible after your termination of employment. If the value of your 401(k) Plan accounts exceeds $5,000, you will receive a lump sum payment on your normal retirement date. However, you may elect to receive the value of your vested accounts in a lump sum payment prior to your normal retirement date. You may also request that the trustee transfer the value of your accounts to an Individual Retirement Account (IRA) or to another employer’s qualified plan, if the other employer’s plan permits rollover contributions.

Nonalienation of Benefits. Except with respect to federal income tax withholding, and as provided for under a qualified domestic relations order, benefits payable under the 401(k) Plan will not be subject in any manner to anticipation, alienation, sale, transfer, assignment, pledge, encumbrance, charge, garnishment, execution, or levy of any kind, either voluntary or involuntary, and any attempt to anticipate, alienate, sell, transfer, assign, pledge, encumber, charge or otherwise dispose of any rights to benefits payable under the 401(k) Plan will be void.

Applicable federal tax law requires the 401(k) Plan to impose substantial restrictions on your right to withdraw amounts held under the plan before your termination of employment with North Penn Bank. Federal law may also impose an additional tax on withdrawals from the 401(k) Plan before you attain 59 1/2 years of age, regardless of whether the withdrawal occurs during your employment with North Penn Bank or after your termination of employment.

ADMINISTRATION OF THE 401(k) PLAN

Trustee

The trustee of the 401(k) Plan is the named fiduciary of the 401(k) Plan for purposes of ERISA. The board of directors of North Penn Bank appoints the trustee to serve at its pleasure. The board of directors has appointed the Bank of New York as the trustee for the 401(k) Plan and the North Penn Bancorp, Inc. Stock Fund.

The trustee receives, holds and invests the contributions to the 401(k) Plan in trust and allocates them to participants and beneficiaries in accordance with the terms of the 401(k) Plan and the directions of the plan administrator. The trustee is responsible for the investment of the trust assets, as directed by the participants.

Reports to 401(k) Plan Participants

The plan administrator furnishes participants quarterly statements that show the balance in their accounts as of the statement date, contributions made to their accounts during that period and any additional adjustments required to reflect earnings or losses.

Plan Administrator

North Penn Bank and Pentegra Services, Inc. currently act jointly as plan administrator for the 401(k) Plan. The plan administrator handles the following administrative functions: interpreting the provisions of the plan, prescribing procedures for filing applications for benefits, preparing and distributing information explaining the plan, maintaining plan records, books of account and all other data necessary for the proper administration of the plan, preparing and filing all returns and reports required by the U.S. Department of Labor and the IRS and making all required disclosures to participants, beneficiaries and others under ERISA.

Amendment and Termination

North Penn Bank expects to continue the 401(k) Plan indefinitely. Nevertheless, North Penn Bank may terminate the 401(k) Plan at any time. If North Penn Bank terminates the 401(k) Plan in whole or in part, all affected participants become fully vested in their accounts, regardless of other provisions of the 401(k) Plan. North Penn Bank reserves the right to make, from time to time, changes which do not cause any part of the trust to be used for, or diverted to, any purpose other than the exclusive benefit of participants or their beneficiaries. North Penn Bank may also amend the plan as necessary or desirable, in order to comply with ERISA or the Internal Revenue Code.

Merger, Consolidation or Transfer

If the 401(k) Plan merges or consolidates with another plan or transfers the trust assets to another plan, and either the 401(k) Plan or the other plan is subsequently terminated, the 401(k) Plan requires that you receive a benefit immediately after the merger, consolidation or transfer that would equal or exceed the benefit you would have been entitled to receive immediately before the merger, consolidation or transfer, if the 401(k) Plan had terminated at that time.

Federal Income Tax Consequences

The following summarizes only briefly the material federal income tax aspects of the 401(k) Plan. You should not rely on this summary as a complete or definitive description of the material federal income tax consequences of the 401(k) Plan. Statutory provisions change, as do their interpretations, and their application may vary in individual circumstances. Finally, applicable state and local income tax laws may have different tax consequences than the federal income tax laws. 401(k) Plan participants should consult a tax advisor with respect to any transaction involving the 401(k) Plan, including any distribution from the 401(k) Plan.

As a “tax-qualified retirement plan,” the Internal Revenue Code affords the 401(k) Plan certain tax advantages, including the following:

(1)	The sponsoring employer may take an immediate tax deduction for the amount contributed to the plan each year;

(2)	Participants pay no current income tax on amounts contributed by the employer on their behalf; and

(3)	Earnings of the plan are tax-deferred, thereby permitting the tax-free accumulation of income and gains on investments.

North Penn Bank administers the 401(k) Plan to comply in operation with the requirements of the Internal Revenue Code as of the applicable effective date of any change in the law. If North Penn Bank should receive an adverse determination letter from the IRS regarding the 401(k) Plan’s tax exempt status, all participants would generally recognize income equal to their vested interests in the 401(k) Plan, the participants would not be permitted to transfer amounts distributed from the 401(k) Plan to an Individual Retirement Account or to another qualified retirement plan, and North Penn Bank would be denied certain tax deductions taken in connection with the 401(k) Plan.

Lump Sum Distribution. A distribution from the 401(k) Plan to a participant or the beneficiary of a participant qualifies as a lump sum distribution if it is made within one taxable year, on account of the participant’s death, disability or separation from service, or after the participant attains age 59-1/2; and consists of the balance credited to the participant under this plan and all other profit sharing plans, if any, maintained by North Penn Bank. The portion of any lump sum distribution included in taxable income for federal income tax purposes consists of the entire amount of the lump sum distribution, less the amount of after-tax contributions, if any, made to any other profit-sharing plans maintained by North Penn Bank, if the distribution includes those amounts.

North Penn Bancorp, Inc. Common Stock Included in Lump Sum Distribution. If a lump sum distribution includes North Penn Bancorp, Inc. common stock, the distribution generally is taxed in the manner described above. The total taxable amount is reduced, however, by the amount of any net unrealized appreciation on North Penn Bancorp, Inc. common stock; that is, the excess of the value of North Penn Bancorp, Inc. common stock at the time of the distribution over the cost or other basis of the securities to the trust. The tax basis of North Penn Bancorp, Inc. common stock, for purposes of computing gain or loss on a subsequent sale, equals the value of North Penn Bancorp, Inc. common stock at the time of distribution, less the amount of net unrealized appreciation. Any gain on a subsequent sale or other taxable disposition of North Penn Bancorp, Inc. common stock, to the extent of the net unrealized appreciation at the time of distribution, is long-term capital gain, regardless of how long you hold the North Penn Bancorp, Inc. common stock, or the “holding period.” Any gain on a subsequent sale or other taxable disposition of North Penn Bancorp, Inc. common stock that exceeds the amount of net unrealized appreciation upon distribution is considered long-term capital gain, regardless of the holding period. Any gain on a subsequent sale or other taxable disposition of North Penn Bancorp, Inc. common stock that exceeds the amount of net unrealized appreciation at the time of distribution is considered either short-term or long-term capital gain, depending upon the length of the holding period. The recipient of a distribution may elect to include the amount of any net unrealized appreciation in the total taxable amount of the distribution, to the extent allowed under IRS regulations.

We have provided you with a brief description of the material federal income tax aspects of the 401(k) Plan that are generally applicable under the Internal Revenue Code. We do not intend this description to be a complete or definitive description of the federal income tax consequences of participating in or receiving distributions from the 401(k) Plan. Accordingly, you should consult a tax advisor concerning the federal, state and local tax consequences of participating in and receiving distributions from the 401(k) Plan.

Restrictions on Resale

Any “affiliate” of North Penn Bancorp, Inc. under Rules 144 and 405 of the Securities Act of 1933, as amended, who receives a distribution of common stock under the 401(k) Plan, may re-offer or resell such shares only under a registration statement filed under the Securities Act of 1933, as amended, assuming the availability of a registration statement, or under Rule 144 or some other exemption from these registration requirements. An “affiliate” of North Penn Bancorp, Inc. is someone who directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, North Penn Bancorp, Inc. Generally, a director, principal officer or major shareholder of a corporation is deemed to be an “affiliate” of that corporation.

Any person who may be an “affiliate” of North Penn Bancorp, Inc. may wish to consult with counsel before transferring any common stock they own. In addition, participants should consult with counsel regarding the applicability to them of Section 16 of the Securities Exchange Act of 1934, as amended, which may restrict the sale of North Penn Bancorp, Inc. common stock acquired under the 401(k) Plan or other sales of North Penn Bancorp, Inc. common stock.

Persons who are not deemed to be “affiliates” of North Penn Bancorp, Inc. at the time of resale may resell freely any shares of North Penn Bancorp, Inc. common stock distributed to them under the 401(k) Plan, either publicly or privately, without regard to the registration and prospectus delivery requirements of the Securities Act of 1933, as amended, or compliance with the restrictions and conditions contained in the exemptions available under federal law. A person deemed an “affiliate” of North Penn Bancorp, Inc. at the time of a proposed resale may publicly resell common stock only under a “re-offer” prospectus or in accordance with the restrictions and conditions contained in Rule 144 of the Securities Act of 1933, as amended, or some other exemption from registration, and may not use this prospectus in connection with any such resale. In general, Rule 144 restricts the amount of common stock which an affiliate may publicly resell in any three-month period to the greater of one percent of North Penn Bancorp, Inc. common stock then outstanding or the average weekly trading volume reported on the Nasdaq Stock Market during the four calendar weeks before the sale. Affiliates may sell only through brokers without solicitation and only at a time when North Penn Bancorp, Inc. is current in filing all required reports under the Securities Exchange Act of 1934, as amended.

SEC Reporting and Short-Swing Profit Liability

Section 16 of the Securities Exchange Act of 1934, as amended, imposes reporting and liability requirements on officers, directors and persons who beneficially own more than ten percent of public companies such as North Penn Bancorp, Inc. Section 16(a) of the Securities Exchange Act of 1934, as amended, requires the filing of reports of beneficial ownership. Within ten days of becoming a person required to file reports under Section 16(a), such person must file a Form 3 reporting initial beneficial ownership with the Securities and Exchange Commission. Such persons must also report periodically certain changes in beneficial ownership involving the allocation or reallocation of assets held in their 401(k) Plan accounts, either on a Form 4 within two days after a transaction, or annually on a Form 5 within 45 days after the close of a company’s fiscal year.

In addition to the reporting requirements described above, Section 16(b) of the Securities Exchange Act of 1934, as amended, provides for the recovery by North Penn Bancorp, Inc. of profits realized from the purchase and sale or sale and purchase of its common stock within any six-month period by any officer, director or person who beneficially owns more than ten percent of the common stock.

The SEC has adopted rules that exempt many transactions involving the 401(k) Plan from the “short-swing” profit recovery provisions of Section 16(b). The exemptions generally involve restrictions upon the timing of elections to buy or sell employer securities for the accounts of any officer, director or person who beneficially owns more than ten percent of the common stock.

Except for distributions of the common stock due to death, disability, retirement, termination of employment or under a qualified domestic relations order, persons who are subject to Section 16(b) may be required, under limited circumstances involving the purchase of common stock within six months of the distribution, to hold the shares of common stock distributed from the 401(k) Plan for six months after the distribution date.

LEGAL OPINION

The validity of the issuance of the common stock of North Penn Bancorp, Inc. will be passed upon by Stevens & Lee, P.C., Scranton, Pennsylvania. Stevens & Lee, P.C. acted as special counsel for the Company and North Penn Bank in connection with the Stock Offering.

***SPECIAL ONE-TIME FORM FOR USE IN STOCK OFFERING***

NORTH PENN BANK

SAVINGS & PROFIT SHARING PLAN AND TRUST

INVESTMENT FORM

You need not submit this form if you do not wish to purchase Common Stock in the offering with your 401(k) Plan funds.

Purchaser Information. Your ability to purchase Common Stock in the offering and to direct your 401(k) Plan funds into the Stock Fund will be based upon your purchase priority. Please indicate the box that applies to you, as of the earliest date:

☐	Check here if you had $50.00 or more on deposit with North Penn Bank as of September 30, 2003.

☐	Check here if you had $50.00 or more on deposit with North Penn Bank as December 31, 2004.

☐	Check here is you were a depositor of North Penn Bank as of March 22, 2005.

☐	Check here is none of the above categories applies to you. You are not eligible in the subscription offering, and your order is placed in the community offering.

Name of Plan Participant:
(Please Print)

Social Security Number:

1. Instructions. In connection with the offering to the public of the common stock of North Penn Bank (the “Common Stock”), the North Penn Bank Savings & Profit Sharing Plan and Trust (the “401(k) Plan”) now permits participants to direct their current 401(k) Plan account balances into a new fund: the North Penn Bancorp, Inc. Stock Fund (the “Stock Fund”).

To transfer all or part of your 401(k) Plan funds to the Stock Fund, you should complete and file this form with the Human Resources Department. The form must be received no later than 5:00 p.m. on April 19, 2005. If you need any assistance in completing this form, please contact Bridget Orue at (570) 344-6113. If you do not complete and return this form by 5:00 p.m. on April 19, 2005, your 401(k) Plan funds will continue to be invested in accordance with your prior investment directions, or in accordance with the terms of the 401(k) Plan if you have not provided investment directions. PLEASE KEEP A COPY OF THE COMPLETED FORM FOR YOUR RECORDS.

2. Investment Directions. I hereby authorize the Plan Administrator to direct North Penn Bank to sell the units currently credited to my account and to purchase common stock of North Penn Bancorp, Inc. Funds in your Personal Choice Retirement Account, if any, cannot be used. The total dollar amount transferred from each existing investment fund must be in increments of $10. For example, you may transfer $1,000 or $1,010 but you may not transfer $1,001 or $1,011.

SELL UNITS FROM	Plan Investment Funds
Sell $_____	Money Market Fund
Sell $_____	Stable Value Fund
Sell $_____	Government Bond Fund
Sell $_____	S&P 500 Stock Fund
Sell $_____	S&P 500/Value Stock Fund
Sell $_____	S&P 500/Growth Stock Fund
Sell $_____	S&P MidCap Stock Fund
Sell $_____	Russell 2000 Stock Fund
Sell $_____	International Stock Fund
Sell $_____	NASDAQ 100 Index Fund
Sell $_____	Income Plus Asset Allocation Fund
Sell $_____	Growth & Income Asset Allocation Fund
Sell $_____	Growth Asset Allocation Fund
Sell $_____	NASDAQ 100 Index Fund
Total: $_______

I understand that, if there is not enough Common Stock available in the stock offering to fully or partially fill my subscription pursuant to the investment directions above, any funds not used to purchase Common Stock will remain in the Plan’s money market fund until reinvested in accordance with the terms of the 401(k) Plan.

3. Acknowledgment of Participant. I understand that this Investment Form shall be subject to all of the terms and conditions of the Plan. I acknowledge that I have received a copy of the Prospectus and the Prospectus Supplement.

I understand that the value of the common stock may fluctuate over time and that risks are associated with investing in the common stock. I also understand that this is a one-time offer made in connection with the mutual holding company reorganization and minority stock issuance of North Penn Bank. Furthermore, I authorize the Plan Administrator to execute my directions as set forth above. Completing this form will not change your existing instructions regarding contributions to the funds. I understand these directions are irrevocable.

Signature of Participant	Date

Acknowledgment of Receipt by Administrator. This Investment Form was received by the Human Resources Department on the date noted below.

By:
Date

THE PARTICIPATION INTERESTS REPRESENTED BY THE COMMON STOCK OFFERED HEREBY ARE NOT DEPOSIT ACCOUNTS AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENT AGENCY AND ARE NOT GUARANTEED BY NORTH PENN BANCORP, INC., THE COMMON STOCK IS SUBJECT TO AN INVESTMENT RISK, INCLUDING THE POSSIBLE LOSS OF THE PRINCIPAL INVESTED.